UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 04, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

 REPORT OF INDEPENDENT ACCOUNTANTS
ON THE SPECIAL REVIEW OF
QUARTERLY INFORMATION (ITR)
AT MARCH 31, 2007 AND 2006

 BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country.  BDO Trevisan is the  member Firm of the BDO International network since 2004.

 (Convenience translation into English from the original previously issued in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

1. We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on March 31, 2007, comprising the balance sheet, statement of income and performance report, all prepared in accordance with the accounting practices adopted in Brazil, under the responsibility of the company’s management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information regarding the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, for the quarter ended on March 31, 2007, utilized for the purpose of consolidating the accounts, was carried out under the responsibility of other independent auditors. Our report, with respect to the values of these indirect subsidiaries is exclusively based on the reports of those independent auditors.

2. Our review was conducted in accordance with the specific regulations laid down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted of: (a) inquiries and discussions with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly report; and (b) review of the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3. Based on our special review and the reports issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material changes that should be made to the quarterly report, referred to in paragraph 1, in order for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the regulations issued by the CVM (Brazilian Securities Commission) and specifically applicable to the preparation of quarterly reports.

Rio de Janeiro, April 25, 2007

José Luiz de Souza Gurgel
Partner-accountant
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                     Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                   Base Date – 03/31/2007

01.01- IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S.A.	02.558.134/0001-58
4 – NIRE
3330026253-9

01.02 - HEAD OFFICE
1 - ADDRESS			2 - DISTRICT
Rua Humberto de Campos, 425 - 8th floor			Leblon
3 - POST CODE	4 - TOWN OR CITY			5 - STATE
22430-190	Rio de Janeiro			RJ
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE.	9 - TELEPHONE	10 - TELEX
021	3131-1208	3131-1110	3131-1315
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3131-1144	3131-1155
15 - E-MAIL
invest@oi.net.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)
1 - NAME	2 - ADDRESS
José Luís Magalhães Salazar	Rua Humberto de Campos, 425 - 8th floor
3 - DISTRICT	4 - POST CODE	5 - TOWN OR CITY	6 - STATE
Leblon	22430-190	Rio de Janeiro	RJ
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE	12 - FAX
021	3131-1123	3131-1155
13 - E-MAIL
jls@oi.net.br

01.04 - AUDITING REFERENCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9 - NAME OF AUDITORS					10 - CVM CODE
BDO Trevisan Auditores Independentes					210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE					12 - CPF OF INDIVIDUAL RESPONSIBLE
José Luiz de Souza Gurgel					918.587.207-53

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 03/31/2007	2 - Previous quarter to 12/31/2006	2 - Equal period last year to 03/31/2006
Paid-in Capital
1 - Common	130,612	130,612	130,612
2 - Preferred	261,223	261,223	261,223
3 - Total	391,835	391,835	391,835
In Treasury
4 - Common	3,238	3,238	3,238
5 - Preferred	6,476	6,476	6,476
6 - Total	9,714	9,714	9,714

01.06 - COMPANY DESCRIPTION

1 - TYPE OF COMPANY	2 - SITUATION	3 - NATURE OF STOCKHOLDER CONTROL	4 - CODE / ACTIVITY
Commercial, Industrial and Others	Operational	Brazilian Holding Company	1130 - Telecommunications
5 - MAIN ACTIVITY	6 - TYPE OF CONSOLIDATION	7 - TYPE OF AUDITOR’S REPORT
Telecoms services	Full	Without proviso

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - CASH AND/OR IOC APPROVED AND/OR PAID OUT DURING/AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDEND/IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	OGM	04/11/2007	Interest on Capital	04/20/2007	Common	0.6711
02	OGM	04/11/2007	Interest on Capital	04/20/2007	Preferred	0.6711
03	OGM	04/11/2007	Dividend	04/20/2007	Common	0.0789
04	OGM	04/11/2007	Dividend	04/20/2007	Preferred	0.0789

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 - BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2007	4 - 12/31/2006

1	TOTAL ASSETS	12,127,338	11,825,495
1.01	CURRENT ASSETS	1,520,899	1,590,327
1.01.01	CASH & EQUIVALENT	641,288	687,230
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	879,611	903,097
1.01.04.01	DEFERRED / RECOVERABLE TAXES	321,564	348,045
1.01.04.02	RELATED PARTIES	542,801	540,240
1.01.04.02.01	DIVIDENDS & INTEREST ON CAPITAL	542,801	540,240
1.01.04.03	ADVANCES TO SUPPLIERS	0	2,907
1.01.04.04	PREPAID EXPENSES	6,688	2,488
1.01.04.05	OTHER	8,558	9,417
1.02	NON-CURRENT ASSETS	10,606,439	10,235,168
1.02.01	LONG TERM ASSETS	446,447	431,360
1.02.01.01	SUNDRY CREDITS	204,074	191,332
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	192,265	179,523
1.02.01.01.02	CREDITS RECEIVBLE	11,809	11,809
1.02.01.02	RELATED PARTIES	147,194	142,151
1.02.01.02.01	SUBSIDIARIES	147,194	142,151
1.02.01.03	OTHER	95,179	97,877
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	6,624	6,036
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	79,162	82,448
1.02.01.03.04	OTHER	107	107
1.03	PERMANENT ASSETS	10,159,992	9,803,808
1.03.01	INVESTMENT	10,152,947	9,796,380
1.03.01.01	HOLDINGS IN SUBSIDIARIES	10,145,315	9,788,748
1.03.01.02	OTHER INVESTMENTS	7,632	7,632
1.03.02	PROPERTY, PLANT & EQUIPMENT	4,109	4,330
1.03.03	INTANGIBLE ASSETS	2,936	3,098
1.03.04	DEFERRED ASSETS	0	0

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2007	4- 12/31/2006

2	TOTAL LIABILITIES	12,127,338	11,825,495
2.01	CURRENT LIABILITIES	780,976	808,649
2.01.01	LOANS & FINANCING	367,912	366,412
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	4,802	9,810
2.01.04	TAXES & CONTRIBUTIONS	16,784	41,970
2.01.04.01	DEFERRED / PAYABLE TAXES	1,951	27,375
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	14,833	14,595
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	387,078	386,080
2.01.06	RELATED PARTIES	0	0
2.01.07	OTHER	4,400	4,377
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,503	1,453
2.01.07.02	OTHER	2,897	2,924
2.02	NON-CURRENT LIABILITIES	1,741,205	1,738,972
2.02.01	LONG TERM LIABILITIES	1,741,205	1,738,972
2.02.01.01	LOANS & FINANCING	1,328,821	1,508,681
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	3,218	1,206
2.02.01.04	RELATED PARTIES	189,252	7,847
2.02.01.05	OTHER	219,914	221,238
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	150,813	152,037
2.02.01.05.02	OTHER	69,101	69,201
2.02.02	UNREALIZED EARNINGS	0	0
2.03	SHAREHOLDERS` EQUITY	9,605,157	9,277,874
2.03.01	CAPITAL STOCK	4,688,731	4,688,731
2.03.02	CAPITAL RESERVES	25,083	25,083
2.03.03	REVENUE RESERVES	4,564,060	4,564,060
2.03.03.01	LEGAL RESERVE	209,975	209,975
2.03.03.02	REALIZABLE PROFITS RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	4,354,085	4,354,085
2.03.03.03.01	INVESTMENT RESERVE	4,727,351	4,727,351
2.03.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	327,283	0

03.01 - STATEMENT OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From 01/01/2007 To 03/31/2007	From 01/01/2007 To 03/31/2007	From 01/01/2006 To 03/31/2006	From 01/01/2006 To 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	314,540	314,540	160,573	160,573
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(10,305)	(10,305)	(8,563)	(8,563)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(31,610)	(31,610)	(85,661)	(85,661)
3.06.03.01	FINANCIAL INCOME	19,992	19,992	77,867	77,867
3.06.03.02	FINANCIAL EXPENSES	(51,602)	(51,602)	(163,528)	(163,528)
3.06.04	OTHER OPERATING INCOME	1,923	1,923	0	0
3.06.05	OTHER OPERATING EXPENSES	(2,036)	(2,036)	(648)	(648)
3.06.06	EQUITY ADJUSTMENTS	356,568	356,568	255,445	255,445
3.07	OPERATING INCOME / (EXPENSES) - NET	314,540	314,540	160,573	160,573
3.08	NON-OPERATING INCOME / (EXPENSES)	0	0	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	314,540	314,540	160,573	160,573
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	0	0	(1,735)	(1,735)
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	12,743	12,743	(29,791)	(29,791)
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	327,283	327,283	129,047	129,047
	NUMBER OF SHARES, EX-TTEASURY (THOUSAND)	382,121	382,121	382,121	382,121
	PROFIT PER SHARE (R$)	0.85649	0.85649	0.33771	0.33771

04.01 - NOTES                                                       (In thousands of reais, unless otherwise specified)

1    BACKGROUND

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which owns 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the Brazilian Securities Commission (CVM) as a public company whose shares are listed at the São Paulo Stock Exchange (BOVESPA). It is also registered with the U.S. Securities and Exchange Commission (SEC) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE), as ADRs (American Depositary Receipts). Approximately 53.01% of the company’s preferred shares are traded at the NYSE in the form of ADRs.

(a)  The company’s business is divided into two major segments:

Wireline services

Telemar Norte Leste S.A. (TMAR) is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro (Minas Triangle)” and “Alto Paranaíba (Upper Paranaíba)” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector, and valid until December 31, 2005. The Concession Contract signed by TMAR in 1998 provided for a further extension for a period of 20 years, at a cost of 2% of the concession holder’s net telecom revenue during the previous year, payable every two years.  On December 22, 2005 new contracts were signed, containing new targets for universal access and quality, thereby extending TMAR’s concession. The principal changes in relation to the contract that was in force between 1998 and 2005 are as follows:

  Local calls are to be charged according to the number of minutes used and the monthly subscription charge covers the first 200 minutes of use by Residential lines and 150 minutes for Non-Residential lines;

  The Telecoms Sector Index (IST) is adopted as the basis for future tariff adjustments. The IST will be announced every month by ANATEL and its constituent parts will be reviewed every two years. The 2006 tariff adjustment for local and long-distance wireless services was based on the IGP-DI inflation index, with respect to the seven months in 2005 (June to December), and on the IST for the first five months of 2006 (January to May). The 2007 readjustment will be entirely based on the variations of the IST, which came to 2.5% for the period from June 2006 to March 2007, not considering the productivity factor.
  A new target is added in relation to universal access, with the introduction of a target for Telecom Service Posts (PST), involving the installation of 4,071 computers to provide the general public with Internet access, while the public telephone density requirement is lowered, from eight per thousand inhabitants to six per thousand inhabitants; and

  Creation of the Special Class Individual Access (AICE) category, with a prepaid monthly subscription rate that is lower than that of the Basic Plan, aimed exclusively at residential customers.

TNL has a controlling stake in TMAR, which currently amounts to 80.89% of the total capital and 97.24% of the voting capital.

Wireless services

TNL PCS S.A. ("Oi"), bought by TMAR on May 30, 2003, provides Personal Mobile Services (SMP). On March 12, 2001 Oi received authorization from ANATEL to provide such services, for an indefinite period, with the right to the use of corresponding radio frequencies for a period of 15 years, renewable for another 15 years, at a cost of 2% of the net revenue from SMP during the previous year, payable every two years, just as long as the authorization conditions are met.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

Along with the SMP authorization, Oi also obtained authorization to provide, for an indefinite period, Commutated Fixed Telephone Services (STFC), as follows: (i)  Domestic Long Distance in Region II, comprising the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, plus the Federal District; in Region III, which is the state of São Paulo; and in Sector 3 of Region I (mentioned above); and (ii) International Long Distance throughout the whole of Brazil.

(b) Other subsidiaries

  The corporate purpose of Companhia AIX de Participações ("AIX"), bought by TMAR on December 31, 2003, is to provide pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;

  On April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S.A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies comprising the Oi Group (see Note 15);
  TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of TNL with the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, devoted, directly or through other companies, to internet related activities, within Brazil or abroad;

  Telemar Internet Ltda. (trade name "Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services and started its operations in January 2005;

  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a fully-owned subsidiary of TNL, has the corporate purpose of acquiring direct or indirect equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad;

  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005;

  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services of any type or form. The company has still not begun its operations;

  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has still not begun operating; and

  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has still not begun operating.

All telephone services in Brazil are subject to regulation and supervision by ANATEL, in accordance with Law nº 9,472, of July 16, 1997.

2    SIGNIFICANT ACCOUNTING POLICIES

The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian Corporate Legislation and the CVM regulations, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2006.

Certain information relating to the fiscal year ended on December 31, 2006 has been reclassified in the balance sheet, for the purpose of comparison with the current fiscal year, as described below:

  In compliance with CVM Resolution No. 489/2005, the sum of R$ 200,479 (Consolidated), under the long-term asset “Judicial Deposits”, has been presented as offsetting the liabilities “Provisions for legal contingencies” (R$ 70,424) and “Deferred / Payable Taxes” (R$ 130,055).

3    GROSS OPERATING REVENUE

	Consolidated
	03/31/2007%		03/31/2006%
Wireline services
Local:
Subscription fees	1,705,252	27.7	1,675,407	28.7
Metered excess use	515,767	8.4	591,409	10.1
Fixed-to-mobile calls (VC1)	675,590	11.0	653,649	11.2
Collect calls	4,273	0.1	14,603	0.2
Connection fees	22,923	0.4	11,265	0.2
Other revenues	303		7,407	0.1
Long distance:
Intra-sectorial	424,057	6.8	459,272	7.9
Inter-sectorial	111,318	1.7	136,980	2.3
Inter-regional	163,678	2.7	174,204	3.0
International	22,879	0.4	20,616	0.4
Fixed-to-mobile calls (VC2 and VC3)	197,002	3.2	168,898	2.9
Public phone cards	302,210	4.9	287,846	4.9
Advanced voice (largely 0500/0800 prefix)	59,495	1.0	62,556	1.1
Additional services	143,941	2.3	140,403	2.4
	4,348,688	70.6	4,404,515	75.4
Wireless services
Subscription fees	207,180	3.4	153,088	2.6
Outgoing calls	374,150	6.1	300,009	5.1
Sale of handsets and accessories	54,070	0.9	77,481	1.3
Domestic roaming	12,127	0.2	13,463	0.2
International roaming	16,747	0.3	19,965	0.3
Additional services	66,169	1.0	56,616	1.0
	730,443	11.9	620,622	10.5
Revenues from use of the wireline network
Fixed-to-fixed calls	131,370	2.1	140,311	2.4
Mobile-to-fixed calls	18,658	0.3	32,166	0.6
	150,028	2.4	172,477	3.0
Revenues from use of the wireless network
Fixed-to-mobile calls	52,087	0.8	52,503	0.9
Mobile-to-mobile calls	207,556	3.4	8,983	0.2
	259,643	4.2	61,486	1.1
Data communication services
ADSL ("Velox")	265,975	4.3	207,841	3.6
Transmission (“EILD”)	130,052	2.1	119,681	2.0
Dedicated-line services (SLD)	63,034	1.0	68,238	1.2
IP services	75,527	1.2	53,232	0.9
Bundling and frame relay	62,355	1.0	64,610	1.1
Others	77,141	1.3	68,958	1.2
	674,084	10.9	582,560	10.0
Other services	523		268
Gross operating revenue	6,163,409	100.0	5,841,928	100.0

Deductions from gross operating revenue
Taxes	(1,698,995)	27.6	(1,669,512)	28.6
Others	(159,069)	2.6	(117,153)	2.0
Net operating revenue	4,305,345	69.8	4,055,263	69.4

Tariff adjustments (unaudited)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also readjusted annually.

On July 11, 2006, in accordance with Act nº 59,517, ANATEL authorized the following tariff adjustments, which came into effect as of July 14, 2006.

  Connections: -0.5134%
  Subscriptions: -0.5134%
  Metered local services: -0.5134%
  Phone cards: -0.43%
  Basket of LD services: -2.86% (i)
  TU-RL: -0.5134% (ii)
  TU-RIU: -2.86% (ii)

(i) On July 14, 2006, in accordance with Act nº 59,665, ANATEL authorized the readjustment of the basket of National Long Distance (LDN) services, which came into effect as of July 20, 2006.

(ii) As from January 2006, the TU-RL (Local Network Usage) fee is equivalent to 50% of the local tariff per minute of use and the TU-RIU (Inter-City Network Usage) fee is equivalent to 30% of the LDN level 4 (+ 300 km) tariff.

As from January 2007, the TU-RL fee changed to the equivalent of 40% of the local tariff per minute of use.

	Average Tariff
	in reais (inc. taxes)
	Current	Previous
Local services
Connection fee (i)	52.46	33.80
Residential subscription	39.67	39.87
Non-residential subscription (i)	68.33	65.80
Trunk subscription (i)	67.97	56.13
AICE subscription (iii)	23.86
Metered local service (average)	0.15040	0.15240
Phone card	0.11600	0.11650

Long distance (Km) (ii)
0 – 50	0.33581	0.37575
50 – 100	0.43290	0.49313
100 – 300	0.48859	0.53463
+ 300	0.53537	0.58872

(i) The tariffs in effect for these services prior to July 2006 were promotional.

(ii) Weighted according to the minutes of use on long-distance calls at peak times.

(iii) On July 1, 2006, following ANATEL instructions, TMAR introduced the Special Class Individual  Access (AICE) category in cities with a population of more than 500,000 inhabitants (see Note 1).

The estimated average tariffs for fixed-to-mobile services (VC1, VC2 and VC3), including taxes, are:

  VC-1 = R$ 0.7163
  VC-2 = R$ 1.5023
  VC-3 = R$ 1.7093

The VC-1 tariff relates to local fixed-to-mobile calls to destinations within the same area (normally the same municipality). The VC-2 tariff relates to long distance fixed-to-mobile calls within the same state, and the VC-3 tariff relates to long distance fixed-to-mobile calls between different states.

The VC-1 value above includes the 7.99% readjustment authorized by ANATEL on July 15, 2005. The VC-2 and VC-3 values for SMP were also increased by 7.99%, as from March 30, 2006.

The main service tariffs for Oi’s most popular plans are:

Oi “40”
Amounts in reais
(including taxes)
Subscription fee (inc. 40 minutes free usage) (i)	R$ 40.19 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.90 per minute
Other Operator Mobile-to-Mobile	R$ 0.94 per minute
Additional charge – roaming	R$ 1.33 per call

(i) In September 2006 there was an average adjustment of 7.99% in the promotional value of the Oi 40  subscription fee.

Oi “Controle”
Amounts in reais
(including taxes)
Oi “Controle” subscription fee	R$ 37.46 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.87 per minute
Other Operator Mobile-to-Mobile	R$ 0.99 per minute
Additional charge – roaming	R$ 1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under the prepaid plan is R$ 1.10 per minute.

4   COST OF SERVICES PROVIDED, GOODS SOLD AND OPERATING EXPENSES – BY TYPE

Cost of services provided and goods sold	Consolidated
	03/31/2007	03/31/2006
Interconnection (i)	825,704	626,413
Depreciation (ii)	567,475	723,399
Network maintenance services (iii)	370,853	343,877
Rents and insurance (iv)	166,198	145,202
Third-party services (v)	107,553	84,485
Materials (vi)	67,855	80,518
Cost of handsets, etc. (vii)	67,846	111,739
Personnel	51,433	46,756
ANATEL – Concession Contract extension fee (Note 1a)	34,349	35,111
Other expenses (viii)	75,688	68,528
	2,334,954	2,266,028

Commercialization of services	Consolidated
	03/31/2007	03/31/2006
Third-party services (v)	339,711	374,543
Provision for doubtful debts	142,554	107,859
Advertising and publicity	68,761	96,658
Personnel	40,446	44,763
Depreciation (ii)	8,446	13,057
Materials (vi)	440	1,751
Rents and insurance (iv)	184	3,130
Other expenses (viii)	10,403	5,925
	610,945	647,686

General and administrative	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Third-party services (v)	6,897	2,338	150,599	127,887
Personnel	2,678	5,240	87,296	62,461
Depreciation (ii)	383	507	49,406	56,357
Rents and insurance (iv)	272	364	22,455	23,759
Materials (vi)	5	18	2,065	2,322
Other expenses (viii)	70	96	7,556	2,701
	10,305	8,563	319,377	275,487

(i)     Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, imposing a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3). In July 2006, with the publication of ANATEL Resolution no 438/2006, approving the Regulation of Remuneration for the Use of SMP Provider Networks, the offsetting of traffic was discontinued, adopting instead the recognition of the revenue and expenses in relation to this traffic.

(ii)    The cost of depreciating the switching and transmission equipment is declining, as the amount of TMAR equipment that is fully depreciated gradually increases.

(iii)   The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, with no increase in the useful life of the assets. The increased expenses are the result of the expansion of the Velox installations and of Oi’s customer base, as well as greater spending on the external network, brought about by changes in the profile of the contractors hired, over the course of the contractual renegotiations carried out.

(iv)    The cost of rents and insurance essentially represents the amounts being paid for the leasing of circuits, mobile platforms, electricity poles, satellite, use of right of way and of the dedicated lines of other telephone service providers, as well as of areas used for the installation of Oi transmission towers.

TMAR has a network lease contract with Oi for the provision of switched wireline telephone services (STFC) using Wireless Local Loop (WLL) technology, the cost of which, in the period ended on March 31, 2007, amounted to a total of R$ 21,243 (March 31, 2006 - R$ 20,953).

(v)     The cost of third-party services refers, basically, to consulting fees, legal advice, sales commissions and agency fees, postage and collection fees, electricity and operation of the contact center.

(vi)    The cost of materials is largely represented by materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vii)  This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories sold, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets, as well as the reversal of the provision for obsolete stock (R$ 55,338), because of the fire at Oi’s Rio de Janeiro distribution center (Note 11ii).

(viii)   This item mainly refers to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations and sundry fines. The increase is largely due to the expansion in Oi’s network subscriber base.

5 OTHER OPERATING REVENUE (EXPENSES), NET

	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Other operating revenue
Leasing of infrastructure (i)			53,068	47,129
Fines charged on overdue accounts (Note 10)			44,274	43,601
Administrative technical services			11,599	12,601
Expenses recovered	1,923		9,293	4,313
Bonuses earned (ii)			8,060	10,195
Amortization of discount on the acquisition of AIX			1,613	1,613
Other revenue			744	1,872
	1,923		128,651	121,324

Other operating expenses
Provisions/reversals regarding legal contingencies (Note 22c)	(1,982)	21	(141,016)	(172,213)
Taxes (iii)	(51)	(19)	(97,271)	(90,140)
Extraordinary items (iv)			(53,365)
Employee profit-sharing (Note 26b)			(21,136)	(9,136)
Amortization of premium on the acquisition of Pegasus (Note 15)			(18,860)	(18,860)
Amortization of deferred expenses (Note 18)			(15,058)	(16,816)
Fines	(3)	(650)	(2,138)	(4,443)
Other expenses			(28,242)	(17,356)
	(2,036)	(648)	(377,086)	(328,964)
	(113)	(648)	(248,435)	(207,640)

(i)      This item refers to rents charged to the mobile telephone providers for the use of buildings and infrastructure, belonging to TMAR and Oi, for the installation of Radio Base-Stations (ERBs). The growth in this operating revenue is related to the expansion of the wireless network in Region I.

(ii)      This item refers to bonuses earned from Oi and TMAR’s suppliers, in accordance with contractual clauses regarding the meeting of purchase volumes of hardware and equipment.

(iii)    During the period ended on March 31, 2007, the subsidiaries TMAR and Oi recorded the sum of R$ 64,927 (March 31, 2006 - R$ 61,358) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

Pursuant to ANATEL instructions, between November 2003 and December 2005, the contributions to the FUST were calculated at the rate of 1.0% of the gross operating revenue from telecom services, excluding the cost of EILD and interconnection, ICMS, PIS and COFINS taxes and any discounts allowed. Since then, with the alteration of the FUST calculation base brought about by ANATEL Abridgement 1 (later changed to Abridgement 7), the exemption of EILD and interconnection costs is no longer permitted.

Since January 2006 (with reference to December 2005), TMAR has been making judicial deposits, under the writ 2006.34.00.000369-4, issued by the 7th Federal Court of the Federal District, of the FUST contribution calculated according to the method defined in the ANATEL Abridgement published on December 19, 2005. This ruling determines that the contribution be levied on amounts received for interconnection and network services and does not allow the deduction of any such costs from the calculation base for this contribution. TMAR has filed a writ challenging the decisions of ANATEL Abridgement 7 and its retroactive application. In April 2006, TMAR and the other telecom operators that were joint plaintiffs in the aforementioned writ, obtained a preliminary injunction from the Federal Regional Court (TRF) for the 1st Region, supporting the argument that the ANATEL Abridgement cannot be enforced retroactively. FUST contributions with reference to December 2005 and January 2006 were deposited in full by TMAR and as from February 2006, only the disputed amount has been deposited.

Telemar and Oi have been making provisions for the difference between the amounts to be paid to FUNTTEL, as calculated in accordance with the criteria in effect prior to December 2003, and the new calculation methodology effective from then on, as a result of the abovementioned ANATEL Abridgement regarding the FUST. In the opinion of the company’s management, the FUNTTEL contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution.

Furthermore, for the presentation of the consolidated results, the amounts of the taxes (ISS, PIS and COFINS), totaling R$ 10,253 (March 31, 2006 - R$ 10,372) that are levied on intra-group revenues, and were eliminated in the consolidation, have been reclassified under this item.

(iv)    This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, and includes taxes and the insurance compensation. For more details, see Note 11 (ii).

6    FINANCIAL INCOME (EXPENSES), NET

	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Financial income
Earnings from financial investments (Note 9)	150	34,983	109,941	90,302
Interest on capital receivable		190,339
Reversal of interest on capital		(190,339)
Interest and monetary variation on other assets (i)	5,537	6,642	61,971	51,530
Financial discounts obtained (ii)			51,050	23,286
Interest and monetary variation on
outstanding loans to subsidiaries (Note 27)	14,292	32,277	4,829	679
Other	13	3,965	3,769	1,395
	19,992	77,867	231,560	167,192

Financial expenses
Net result of hedging operations (iii)	(59,907)	(145,301)	(162,224)	(424,546)
Monetary and exchange variation
on outstanding loans from third parties (iii)	39,250	88,040	116,535	298,426
Interest on outstanding loans from subsidiaries (Note 27)	(4,528)	(4,902)
Interest on capital payable				(43,775)
Reversal of interest on capital				43,775
Interest on outstanding loans from third parties	(9,632)	(12,257)	(103,283)	(108,028)
Monetary correction of provisions for legal contingencies (Note 22)	(30)	(71)	(80,824)	(63,650)
Interest on debentures (Note 23)		(51,733)	(69,125)	(57,196)
Withholding tax on financial transactions and
bank charges, including CPMF	(6,254)	(10,150)	(59,702)	(58,128)
Interest on scheduled taxes and
contributions - REFIS II program (Note 21)	(2,703)	(3,772)	(14,411)	(21,146)
Interest and monetary variation on other liabilities	(1,464)	(4,110)	(8,710)	(12,073)
IOF and PIS/COFINS taxes on financial income	(1,025)	(19,236)	(1,107)	(21,951)
Financial discounts given			(79)	(35,154)
Other	(5,309)	(36)	(8,150)	(2,135)
	(51,602)	(163,528)	(391,080)	(505,581)
	(31,610)	(85,661)	(159,520)	(338,389)

(i) This item largely relates to the updating of judicial deposits and interest on overdue accounts.

(ii) This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iii) During the period ended on March 31, 2007, the local currency (real - R$) appreciated by 4.27% against the U.S. dollar (March 31, 2006 – appreciation of 7.75%).

7    NON-OPERATING INCOME (EXPENSES), NET

	Consolidated
	03/31/2007	03/31/2006
Permanent asset disposals, net (i)	2,745	(4,387)
Other non-operating income (expenses), net	1	1
	2,746	(4,386)

(i) This item refers, mainly, to the writing off of network equipment and property, net of any income obtained upon the disposal of these assets.

8    INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Income before income tax, social contribution and minority shareholdings	314,540	160,573	631,105	313,333

Income tax and social contribution
calculated at the statutory rate (34%)	(106,944)	(54,595)	(214,576)	(106,533)

Adjustments to determine the effective rate:

Tax effect on permanent additions (i)	(1,546)	(805)	(13,036)	(12,815)

Permanent exclusion (addition) of equity adjustments (Note 15)	121,233	86,851	(1,098)	(787)

Tax effects of interest on capital (Note 6)		(64,715)		14,884

Income tax and social contribution on tax loss and negative
contribution base, according to CVM Instruction noº 371 (Note 12)			12,405

Other		1,738	6,850	(7,593)

Income tax and social contribution,
according to the Income Statement	12,743	(31,526)	(209,455)	(112,844)
Effective rate	(4.05% )	19.63%	33.19%	36.01%

(i) This item refers to the cost of fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions (offshore swaps) by TNL, TMAR and Oi. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Prior years (a)
Income tax				460
Social contribution			2
			2	460
Current year
Income tax		(816)	(201,283)	(113,613)
Social contribution		(919)	(69,236)	(39,947)
		(1,735)	(270,519)	(153,560)
Deferred
Income tax on temporary additions	(12,723)	(21,905)	15,873	29,803
Social contribution on temporary additions	(4,580)	(7,886)	3,939	10,453
Income tax on tax losses (b)	22,092		30,382
Social contribution on negative calculation base (b)	7,954		10,868
	12,743	(29,791)	61,062	40,256
	12,743	(31,526)	(209,455)	(112,844)

(a)  This item basically refers to adjustments to the corporate income tax (IRPJ) and social contribution (CSSL) for the previous quarter.

(b) Under the prevailing legislation, tax losses in relation to income tax and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

9    CASH AND EQUIVALENT

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Cash & banks	9,895	691	145,415	159,688
Short-term investments:
Investment funds (i)	631,152	686,296	3,526,691	3,451,020
Government securities (ii)	52	50	271,675	259,837
Notes (iii)			241,952	235,612
Committed transactions (iv)			172,782	429,489
CDBs (iv)	189	193	141,869	149,469
Interest-bearing deposits (v)			62,149	2,133
	641,288	687,230	4,562,533	4,687,248

(i)   The short-term investments in investment funds possess immediate liquidity. Of the consolidated total, R$ 854,914 (December 31, 2006 - R$ 879,658) is held in foreign investment funds abroad, the portfolio of which essentially comprises U.S. government securities and private securities issued by financial institutions. The other R$ 2,671,777 (December 31, 2006 - R$ 2,571,362) is in Brazilian investment funds.

(ii) This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

(iii) This item relates to investments in foreign government notes.

(iv) These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), and possess immediate liquidity.

(v) This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, and have immediate liquidity.

The management of the investment portfolios is the responsibility of the funds themselves, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

10  ACCOUNTS RECEIVABLE

	Consolidated
	03/31/2007	12/31/2006

Services billed	2,902,577	2,989,124
Services not yet billed	983,800	1,054,391
Handsets and accessories sold	89,578	85,622
Provision for doubtful debts	(310,546)	(324,638)
	3,665,409	3,804,499

A breakdown of the amounts receivable, by maturity, is shown below:

	Consolidated
	03/31/2007%		12/31/2006%

To be billed	983,800	24.7	1,054,391	25.5
Not yet due	1,228,768	30.9	1,139,858	27.6
Receivable from other providers	522,279	13.1	622,915	15.1
Overdue up to 30 days	560,655	14.1	658,547	15.9
Overdue between 31 and 60 days	244,135	6.1	206,133	5.0
Overdue between 61 and 90 days	144,824	3.6	212,693	5.2
Overdue more than 90 days	291,494	7.5	234,600	5.7
	3,975,955	100.0	4,129,137	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenues") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial revenue"), recognized in the books upon the issuing of the first bill following payment of the one that was overdue.

A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter. A breakdown is shown below:

provision
Overdue bills	% of total

From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
More than 151 days	100

Once they are 180 days overdue, accounts receivable and the respective provision for doubtful debts are reversed in the balance sheet.

11  AMOUNTS RECEIVABLE

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Amounts receivable - Way TV (i)			132,750	132,750
Amounts receivable - fire insurance (ii)			85,000
Amounts receivable - Barramar S.A. (iii)			64,213	65,579
Property put up for sale (iv)	17,663	17,663	56,904	56,904
Amounts receivable - Hispamar S.A. (v)			36,226	35,505
Provision for losses (iv)	(5,854)	(5,854)	(9,601)	(9,601)
	11,809	11,809	365,492	281,137

Short term			85,000
Long term	11,809	11,809	280,492	281,137

(i)   At an auction held at the São Paulo stock exchange (Bovespa) on July 27, 2006, TNL PCS Participações, a subsidiary of TNL, acquired a single indivisible block of  44,428,569 common shares and 27,962,449 preferred shares issued by the company WAY TV Belo Horizonte S.A. (“WAY TV”), for a total price of R$ 132,750.

WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

The stock purchase contract was signed on August 1, 2006 and the payment amount is currently held in an encumbered account under the custody of Banco do Brasil S.A., awaiting ANATEL approval of the acquisition of WAY BRASIL by TNL PCS Participações S/A, whereupon it will be released to the sellers.

On March 19, 2007, ANATEL denied the Request for Prior Consent to the purchase of all the shares in Way TV by TNL PCS Participações S.A. and, on April 13, 2007, the company submitted a Request for Reconsideration to ANATEL. In the event of a negative final decision from ANATEL, the money in the encumbered account will be released to the company free of any obligation, in accordance with the contract.

(ii)  On January 19, 2007, there was a fire at a warehouse run by Transportadora Cometa S/A, where the material (mobile handsets, Simcards and accessories) belonging to the TMAR subsidiary Oi, for sale in Rio de Janeiro, was stored.

The report issued by the local fire department appraised the damages as being the total loss of inventory. Meanwhile, the report of the Carlos Eboli Crime Institute concluded that the fire was accidental, and not due to human failure, recklessness, negligence or malpractice. Oi issued a claim against its insurance policy, which provides cover to the value of R$ 85 million, and the procedure for resolution of the claim against Itaú Seguros and the Brazilian Reinsurance Institute (IRB) is under way.

(iii) The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a session held on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor and ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

(iv) On July 26, 2006, the Boards of Directors of TNL and TMAR approved the sale of 14 properties, one belonging to TNL and the rest owned by TMAR, at the average valuation price, which does not exceed the acquisition cost.

(v)  In November 2001, TMAR signed an association agreement with Hispamar Satélites S.A., with the aim of reducing the cost of providing services in the north of the country, more specifically, the cost of leasing transponders from Embratel. On December 31, 2002, TMAR, together with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., signed a contract for the onerous transfer of the right to use a geostationary Band C satellite launched on August 4, 2004. The price of this transfer of usage right was determined by means of a report by an independent firm of specialists, and came to a total of R$ 28,659, corrected monetarily according to the IPC (Consumer Price Index).

The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by TMAR’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Accordingly, TMAR will continue to classify these amounts as long-term receivables until such time as they are converted into permanent investments. TMAR’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

12  DEFERRED AND RECOVERABLE TAXES

	Parent Company				Consolidated
	03/31/2007		12/31/2006		03/31/2007		12/31/2006
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
ICMS recoverable					396,742	239,439	395,088	249,288
IR on temporary additions (i)	29,520	63,218	29,520	75,942	173,955	896,000	173,955	880,341
CS on temporary additions (i)	10,627	23,342	10,627	27,923	62,624	302,544	62,624	298,682
IR on tax losses (i)		78,176		56,083	375	550,831		520,448
CS on negative calculation base (i)		27,527		19,573		197,180		186,312
IR recoverable	249,264		185,527		373,691		218,062
CS recoverable	18,434		17,913		71,671		29,633
Taxes withheld at source	6,023		96,763		82,183		191,129
Other taxes recoverable	7,696	2	7,695	2	76,539		99,600
	321,564	192,265	348,045	179,523	1,237,780	2,185,994	1,170,091	2,135,071

(i)  TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next 10 fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31st:
2007	40,147	236,953
2008	30,562	292,863
2009	25,961	286,888
2010 to 2012	65,033	838,282
2013 to 2015	70,707	528,523
	232,410	2,183,509

For those direct and indirect subsidiaries that, as at March 31, 2007, did not have a profitable background and/or have any expectation of generating sufficient taxable income over the next 10 fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base were not fully recognized. The credits that were not recognized in the books amounted to a total of R$ 141,743 (December 31, 2006 - R$ 154,964), of which R$ 95,078 relates to Oi (December 31, 2006 - R$ 108,786).

Furthermore, the tax credits on timing differences that were not recognized in the books amounted to R$ 1, 981 (December 31, 2006 - R$ 2,586), as at March 31, 2007.

13  PREPAID EXPENSES

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Financial charges (i)	80,068	83.315	220,654	232,312
FISTEL fee (ii)			214,980	85,318
Subsidies on Oi handsets (iii)			130,908	178,770
Renting of poles			42,482	172
Marketing			28,270	10,394
Taxes and contributions	72	72	17,042	9,849
Insurance	262	360	8,604	12,029
Other (iv)	5,448	1,189	51,466	18,163

	85,850	84,936	714,406	547,007

Short term	6,688	2,488	521,411	335,836
Long term	79,162	82,448	192,995	211,171

(i)  Financial charges and premiums paid in advance, when obtaining loans or financing, or when issuing debentures, are amortized over the period that the contract is in effect.

(ii) This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). The fee is deferred for amortization during the average customer churn period, estimated at 24 months, and involves a total amount of R$ 80,552 (December 31, 2006 - R$ 85,318). Furthermore, the payment of FISTEL maintenance fees by TMAR and Oi, in compliance with the prevailing legislation, is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, involving a total amount of R$ 134,428.

(iii)  This item refers to the sale of post-paid handsets, on which the average subsidy amounts to R$ 300, based on the effective additions, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if they cancel or migrate to a prepaid plan.

(iv)  This item refers to the cost of annual contracts regarding transit rights and telephone directories, among other things.

 14  JUDICIAL DEPOSITS AND EMBARGOES

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Fiscal (*)	4,654	4,138	430,994	368,494
Labor (*)	34	25	139,465	129,284
Civil	1,873	1,823	276,935	253,863
Judicial embargoes	63	50	253,130	247,546
	6,624	6,036	1,100,524	999,187

  (*)  Net amount of judicial deposits linked to the corresponding liabilities (see Notes 20 and 22), in accordance with CVM Resolution no 489/2005.

TNL and its subsidiaries maintain judicial deposits in order to ensure their right to appeal in civil, labor and fiscal proceedings. The tax claims include the following:

	Consolidated
	03/31/2007%		12/31/2006%
INSS	108,589	25.2	105,255	28.6
ICMS assessments	85,783	19.9	68,496	18.6
IRPJ	63,289	14.7	61,908	16.8
PAES	52,016	12.1	18,139	4.9
IPTU	24,426	5.7	24,517	6.7
CSSL	18,091	4.2	14,345	3.9
Others (i)	78,800	18.2	75,834	20.5
	430,994	100.0	368,494	100.0

(i)   This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service)”, as well as the suspension of the liability for other charges by the State and Municipal Public Treasuries.

For those claims where there is considered to be a probable risk of loss, provisions for INSS (social security) and IPTU (municipal real estate tax) contingencies have been recorded, amounting to R$ 60,193 (December 31, 2006 - R$ 57,273), for ICMS (value added tax) totaling R$ 358,326 (December 31, 2006 – R$ 286,093) and for IRPJ (corporate income tax) and FUST (universal access fee) to the sum of R$ 168,387 (December 31, 2006 – R$ 153,625).

Pursuant to the pertinent legislation, in the period to March 31, 2007, the fiscal judicial deposits have been corrected monetarily, with a total of R$ 12,071 recorded against the year-end results, according to the following rates of interest or indices:

•   Federal and State taxes - Variations of the SELIC (Central Bank Base Rate); and

•   Municipal taxes - UFIR (Fiscal Reference Unit).

15 INVESTMENTS

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Shareholdings evaluated by the equity accounting method	10,145,315	9,788,748
Premium paid on the acquisition of Pegasus, net (i)			56,582	75,442
Tax incentives (ii)	10,698	10,698	48,621	48,621
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(32,390)	(32,390)
Other investments	77	77	4,795	4,828
	10,152,947	9,796,380	77,608	96,501

(i)   This item refers to the premium paid by TMAR in its acquisition of Pegasus, on December 27, 2002, grounded in the expected future profitability of its operations, based on economic-financial evaluations carried out by third parties, as well as the gains from synergies between the operations of TMAR and Pegasus. This premium is being amortized over a period of 5 years as from January 2003.

(ii)  This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

		Net profit	Shareholding - %		Number of shares (thousand)		Equity adjustment		Dividends and Interest on	Investment value
Subsidiary	Shareholders` equity	(loss) for the period	Total capital	Voting capital	Common	Preferred	03/31/2007	03/31/2006	Capital receivable	03/31/2007	12/31/2006

TMAR (i)	12,363,611	436,604	80.89	97.24	104,228	91,250	356,233	251,553	542,801	10,129,337	9,773,105
Telemar Telecomunicações	10,113	260	100	100		2	260	(299)		10,113	9,853
TNL.Net	5,499	99	100	100	24,001		99	115		5,499	5,400
HiCorp (ii)								4,076
TNL Trading	12	(24)	100	100	55,524		(24)			12	36
TNL PCS Participações	354		100	100	354					354	354

							356,568	255,445	542,801	10,145,315	9,788,748

Other investments										7,632	7,632

										10,152,947	9,796,380

(i) The equity in TMAR’s earnings is determined by the direct shareholding percentage after excluding treasury stock, which is 81.92% in the hands of TNL.

(ii) As mentioned in Note 1, on April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S/A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that comprise the Oi Group. The same Shareholders’ Meeting also approved the findings of the accounting appraisal of the net equity of HiCorp Comunicações Corporativas S/A (“merged company”), prepared by a firm of experts, which amounted to R$ 108,822, the book value at March 31, 2006.

Changes in the company’s investments are largely the result of equity in the earnings of its subsidiaries.

The balance sheet of HiCorp as at March 31, 2006, the base date for the merger, may be summarized as follows:

Assets		Liabilities

Current		Current
Cash and equivalent	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on capital	2,609
		Other liabilities	65
	1,819		4,598

Non-Current
Long term
Loans to parent company	110,055	Shareholders`equity
		Capital stock	5,001
Permanent		Revenue reserves	1,000
Property, plant & equipment	1,546	Retained earnings	102,821
	111,601		108,822
Total assets	113,420	Total liabilities	113,420

The income statement of HiCorp as at March 31, 2006 may be summarized as follows:

Cost of services provided	(60)

Gross loss	(60)

Operating income (expenses):
Commercialization expenses	(867)
General and administrative expenses	(454)
Other operating income (expenses), net	2,701

1,380

Operating income before financial results	1,320

Financial income (expenses), net	4,647

Income before income tax and social contribution	5,967

Income tax and social contribution	(1,891)

Net profit for the period	4,076

16  PROPERTY, PLANT & EQUIPMENT

	Parent Company
	03/31/2007			12/31/2006
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)
Buildings	1,089	(467)	622	650	4 to 10
Other equipment	831	(328)	503	524
Hardware	16,087	(15,983)	104	130	20
Other assets	9,462	(6,582)	2,880	3,026	10 to 20

	27,469	(23,360)	4,109	4,330

	Consolidated
	03/31/2007			12/31/2006
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)
Cables (access network)	6,340,669	(3,865,265)	2,475,404	2,581,130	5 to 20
TMAR transmission equipment	8,809,085	(7,120,913)	1,688,172	1,672,590	20
Oi transmission equipment (i)	2,125,371	(674,392)	1,450,979	1,499,611	10
Oi switching equipment (i)	1,116,473	(321,477)	794,996	818,998	10
Underground pipelines	2,013,528	(1,288,077)	725,451	740,412	4
Buildings	2,036,487	(1,349,141)	687,346	703,587	4 to 10
Trunking switches	5,589,033	(5,021,689)	567,344	624,011	5 to 20
Work in progress	557,500		557,500	514,703
Poles and towers	926,109	(395,898)	530,211	535,275	4 to 5
Other equipments	1,898,976	(1,401,691)	497,285	501,885	10 to 20
Improvements to third-party property	625,307	(227,400)	397,907	391,927	10
TMAR switching equipment	9,218,703	(8,859,503)	359,200	386,547	20
Hardware	687,442	(463,131)	224,311	223,171	20
Inventory for network expansion	148,995		148,995	135,420
Land	138,148		138,148	138,148
Terminals	2,203,563	(2,139,042)	64,521	72,169	13 to 20
Other assets	615,100	(436,926)	178,174	193,658	10 to 20

	45,050,489	(33,564,545)	11,485,944	11,733,242

(i) The rates of depreciation for the transmission and switching equipment belonging to Oi are supported by the internal assessment of their useful lives. The assessment is based mainly on the questions of technological obsolescence and physical wear, and is in line with the normal practices adopted in the mobile telephone segment.

17   INTANGIBLE ASSETS

	Parent Company
	03/31/2007				12/31/2006
						Annual rate of
			Accumulated	Residual	Residual	depreciation
	Cost		depreciation	value	value	(%)

Software	7,021		(4,289)	2,732	2,881	20
Trademarks and Patents	547		(343)	204	217	20
	7,568	.	(4,632)	2,936	3,098

	Consolidated
	03/31/2007			12/31/2006
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Right of use – Oi (i)	1,236,567	(415,734)	820,833	843,008	7.1 to 8.3
Software	1,312,692	(885,094)	427,598	435,005	20
Others	88,079	(58,135)	29,944	31,209	20
	2,637,338	(1,358,963)	1,278,375	1,309,222

(i)   This item refers to the right to use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 70,618, the amortization of which is calculated in accordance with the validity of such rights, extending up to March 12, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

18   DEFERRED ASSETS - CONSOLIDATED

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and are being amortized based on economic feasibility studies performed by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX and Oi.

The balances per subsidiary may be summarized as follows:

	03/31/2007			12/31/2006
		Accumulated	Residual	Residual
	Cost	depreciation	value	value
Oi	631,633	(301,284)	330,349	346,057
AIX	21,512	(11,375)	10,137	10,702
TNL PCS Participações	14,449		14,449	9,387
Oi internet	4,000	(900)	3,100	3,200
	671,594	(313,559)	358,035	369,346

19     LOANS AND FINANCING

					Parent Company		Consolidated
	Take up	Maturity	Guarantees	Financial charges	03/31/2007	12/31/2006	03/31/2007	12/31/2006
(a) In local currency

BNDES (i)	11/2006	06/2014	TNL surety and TMAR receivables	TJLP + 2.50 % p.a. and 4.50% p.a			811,562	810,587

BNDES (ii)	09/2004	10/2012	TNL surety and Oi receivables	TJLP + 4.50% p.a.			531,799	554,943

BNDES (iii)	12/2000	01/2008	TNL surety and TMAR receivables	TJLP + 3.85% p.a.			360,647	468,278

BNDES (iv)	12/2003	01/2011	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			303,998	323,435

BNDES (v)	07/2005	08/2013	TNL surety and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			78,256	81,208

BNDES	12/2005	12/2013	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			24,407	24,378

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. and 10.5% p.a.			187,931	195,607

Others							9,250	11,000

With subsidiaries			No guarantee	104% of the CDI rate	189,252	7,847

Financial charges							9,954	10,890

				Total in local currency	189,252	7,847	2,317,804	2,480,326

						Parent Company		Consolidated
	Take up	Maturity	Guarantees	Currency	Financial charges	03/31/2007	12/31/2006	03/31/2007	12/31/2006
(b) In foreign currency
ABN AMRO Bank N.V. (vi)	08/2001	08/2009	TNL surety	US$	LIBOR + 0.50% p.a. to
					3.81% p.a.			419,214	507,445

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			123,391	128,663

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a. to
					4.83% p.a.			123,024	128,280

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			61,512	64,140

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	US$	5.51% p.a.			48,389	50,457

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			41,008	42,760

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			31,405	32,747

ABN AMRO Bank S.A.	02/2006	11/2008	No guarantee	US$	5.40% p.a.			27,696	28,879

Unibanco - União de Bancos Brasileiros S.A. (vii)	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	306,805	316,628	306,805	316,628

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	No guarantee	US$	4.90% p.a.			7,397	7,713

Japan Bank for International	01/2003	01/2011	No guarantee	Yen	Japanese interbank rate
Cooperation - JBIC (viii)					+ 1.25% p.a.	259,346	301,105	259,346	301,105

Japan Bank for International	08/2001	01/2010	No guarantee	Yen	1.65% p.a.	243,862	293,615	243,862	293,615
Cooperation - JBIC (viii)

FINNVERA - Finnish Export Credit (ix)	02/2003	02/2012	TNL surety and lien	US$	LIBOR + 1.1 % p.a.			205,040	235,180
			on Oi equipment

FINNVERA - Finnish Export Credit (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.685% p.a.
			on Oi equipment		and 4.56% p.a.			101,428	105,761

BNDES (iii)	12/2000	01/2008	TNL surety and	UMBNDES (x)	BNDES variable
			TMAR receivables		rate + 3.85% p.a.			88,871	120,374

BNDES (iv)	12/2003	01/2011	TNL surety and	UMBNDES (x)	BNDES variable
			TMAR receivables		rate + 4.50% p.a.			49,646	55,100

						Parent Company		Consolidated
	Take up	Maturity	Guarantees	Currency	Financial charges	03/31/2007	12/31/2006	03/31/2007	12/31/2006
KFW - Kreditanstalt Fur Wiederaufbau (ix)	02/2003	08/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			91,873	104,507
			on Oi equipment

KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.8% p.a.
					and 4.5% p.a.			77,486	95,088

KFW - Kreditanstalt Fur Wiederaufbau	06/2000	10/2009	No guarantee	US$	8.75% to 11.87% p.a.			45,280	72,870

Société Générale / Coface (ix)	02/2003	11/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			71,207	74,249
			on Oi equipment

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			52,725	54,977

Société Générale	12/2002	06/2007	No guarantee	US$	LIBOR + 5% p.a.	3,076	3,207	3,076	3,207

Nordic Investment Bank - NIB (ix)	03/2003	02/2012	TNL surety and lien	US$	LIBOR + 4.3 % p.a.			38,445	44,096
			on Oi equipment

Nordic Investment Bank - NIB (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.625% p.a.			41,008	42,760
			on Oi equipment		and 4.5 % p.a.

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			24,991	26,058

Banco do Estado de São Paulo S.A. - BANESPA	01/2004	01/2007	No guarantee	US$	6.5% p.a.				17,104

EDC - Export Development Corporation	01/2000	04/2007	No guarantee	US$	LIBOR + 3.0% p.a.	9,227	9,621	9,227	9,621

Deustche Bank GB	01/2004	01/2007	No guarantee	US$	LIBOR + 4% p.a.				8,196

Senior Notes (xi)	12/2003	08/2013	No guarantee	US$	8% p.a.	307,560	320,700	307,560	320,700

Financial charges						11,987	6,780	63,914	84,556
Total in foreign currency	1,141,863	1,251,656	2,964,826	3,376,836

Balance of foreign currency swap operations	554,870	623,437	1,342,246	1,459,985

Total loans and financing	1,885,985	1,882,940	6,624,876	7,317,147

Loans and financing - short term	367,912	366,412	1,826,497	1,999,000
Loans and financing - long term	1,518,073	1,516,528	4,798,379	5,318,147

(a)     Turnover of loans and financing during the period ended on March 31, 2007 (consolidated)

Balance at				Balance at
12/31/2006	Additions	Amortization	Financial charges	03/31/2007
7,317,147	-	(825,142)	132,871	6,624,876

(b)    Description of the principal loans and financing

(i)      In November 2006, TMAR closed a contract with BNDES (Brazilian Development Bank), amounting to R$ 1,970,896, and drew down R$ 810,000 to finance the expansion and technological upgrading of its wireline network, scheduled to be carried out between 2006 and 2008. The financial charges come due on a quarterly basis, until June 2009, becoming monthly for the period July 2009 to June 2014. The principal is payable on a monthly basis, as from July 2009.

(ii)     In September 2004, Oi closed a financing contract with BNDES, amounting to R$ 663,000, and has drawn down R$ 585,000 of this, R$ 400,000 in September 2004 and R$ 185,000 in May 2005, with the aim of financing its planned capital expenditure. The financial charges came due on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal is payable on a monthly basis, since May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to TMAR.

(iii)    This item refers to the utilization of the resources from special lines of credit, for the acquisition and installation of equipment, infrastructure and other items, under the terms of the "Program of Support to Investment in Telecommunications". The financial charges and principal are due on a monthly basis, until January 2008. As at March 31, 2007, TMAR was in compliance with the financial indicators set down in the contract.

(iv)    During the period December 2003 to October  2004, TMAR  drew down R$ 529,635 under a loan contract closed with BNDES in December  2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The financial charges were due quarterly, until January 2005, becoming due monthly from May 2005 until January 2011. The principal is payable on a monthly basis, since May 2005.

(v)     In July 2005, TMAR closed a loan contract with BNDES, amounting to R$ 217,945, drawing down R$ 80,000 in July 2005, with the aim of financing its PGMU (General Target Plan for Universal Access). The financial charges were due quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal is payable on a monthly basis, since September 2006.

(vi)   In August 2001, Oi obtained a line of credit for US$ 1.425 billion from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by the Dutch bank ABN AMRO Bank N.V., to cover both capital expenditure and working capital. After carrying out three restructurings of the loan, the most recent in August 2005, the balance of this line of credit at March 31, 2007 was US$ 276 million (December 31, 2006 – US$ 310 million), after discounting amortization. The proposed resources under this line of credit have been fully utilized. In November 2003, the debt was transferred from Oi to TMAR.

(vii)   In September 2006, TNL obtained R$ 322,650 from Unibanco (União de Bancos Brasileiros S.A.), through the on-lending of funds from abroad (Resolution 2770), for the purpose of providing working capital.

(viii)   In August 2001 and January and February 2003, TNL obtained R$ 1,646,110 from JBIC - Japan Bank for International Cooperation, to finance investment in TMAR.

(ix)   In December 2002, Oi closed a financing contract with KFW - Kreditanstalt Fur Wiederaufbau, NIB - Nordic Investment Bank, Société Générale/Coface and FINNVERA - Finnish Export Credit, amounting to US$ 300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

(x)     BNDES announces its currency basket rate on a daily basis.

(xi)    On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) through the issuing of non-convertible "Senior Notes" abroad. JP Morgan coordinated the issue, while BB Securities - Banco do Brasil Securities and CSFB - Credit Suisse-First Boston participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with TNL having the annual option of early redemption, as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, TNL effected the early redemption of some of these Senior Notes, to the sum of US$ 150 million, which were subsequently cancelled.

The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%
In local currency
2008	189,252	12.5	175,247	3.6
2009			302,359	6.3
2010			383,516	8.0
2011			310,820	6.5
2012 onwards			555,092	11.6
	189,252	12.5	1,727,034	36.0

In foreign currency
2008	463,910	30.5	1,202,167	25.1
2009	307,441	20.3	963,540	20.1
2010	200,990	13.2	385,114	8.0
2011	48,920	3.2	152,762	3.2
2012 onwards	307,560	20.3	367,762	7.6
	1,328,821	87.5	3,071,345	64.0

Total
2008	653,162	43.0	1,377,414	28.7
2009	307,441	20.3	1,265,899	26.4
2010	200,990	13.2	768,630	16.0
2011	48,920	3.2	463,582	9.7
2012 onwards	307,560	20.3	922,854	19.2
	1,518,073	100.0	4,798,379	100.0

 20  TAXES PAYABLE AND DEFERRED

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007		12/31/2006
	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term
ICMS (i)			391,731	35	407,673	35
ICMS - Covenant 69/1998 (ii)				59,815		57,293
PIS and COFINS	389	412	92,445		96,061
Income tax payable	859	26,264	213,883		205,908
Social contribution payable			69,236		74,961
Deferred income tax and social
contribution – Law no 8,200/1991			11,822		12,113
FISTEL			178,461
Others	703	699	46,481	12,189	36,545	11,839

	1,951	27,375	1,004,059	72,039	833,261	69,167

(i) Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas, Maranhão and Mato Grosso do Sul; and 25% for all the other states.

(ii)  Judicial deposits amounting to a net sum of R$ 135,337 (December 31, – R$ 130,055) in the consolidated figures.

21  REFIS II – TAX REFINANCING PROGRAM

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II – Tax Refinancing Program), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever happens first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 3,689 (TNL) and R$ 31,959 (consolidated) were settled on time during the period ended on March 31, 2007, in compliance with the provisions of CVM Instruction nº 346, which deal with the regularity of the payments as an essential requirement for sustaining the conditions provided for under REFIS II.

The REFIS II amounts are as follows:

	Parent Company				Consolidated
	03/31/2007		12/31/2006		03/31/2007		12/31/2006
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
COFINS					66,603	345,351	65,533	356,182
CPMF	4,001	40,675	3,936	41,006	27,866	163,821	27,418	168,042
Income tax					12,232	61,118	12,035	63,145
Social contribution					4,113	24,813	4,047	25,426
INSS - SAT					2,893	20,680	2,858	21,048
IOF	10,832	110,138	10,659	111,031	14,225	127,449	13,995	128,899
PIS					591	3,290	578	3,386
	14,833	150,813	14,595	152,037	128,523	746,522	126,464	766,128

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated
	03/31/2007				12/31/2006
	Principal	Fines	Interest	Total	Total
COFINS	296,910	29,814	85,230	411,954	421,715
CPMF	139,269	13,927	38,491	191,687	195,460
IOF	103,756	10,376	27,542	141,674	142,894
Income tax	40,195	9,491	23,664	73,350	75,180
Social contribution	16,042	3,582	9,302	28,926	29,473
INSS - SAT	13,823	2,389	7,361	23,573	23,906
PIS	2,474	276	1,131	3,881	3,964
	612,469	69,855	192,721	875,045	892,592

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 2,703 (TNL) and R$ 14,411 (consolidated) being recognized as “Financial expenses” during the period ended on March 31, 2007 (see Note 6).

As at March 31, 2007, the payment flows through the REFIS II, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of eleven years and two months, total R$ 134,376 (TNL) and R$ 759,055 (consolidated).

Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this end, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits, of approximately R$ 3 million per month, were made until such time as an administrative or judicial decision be handed down, determining the correct balance of the debts included in the PAES. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of alleged default. Since this exclusion is totally unfounded, given that the calculation of the installments paid is based on amounts that the companies asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 154,985 (consolidated), will be transferred to current liabilities and would result in the complementary recording of financial charges amounting to approximately R$ 13 million.

 22     PROVISIONS FOR LEGAL CONTINGENCIES

(a)  Composition of the book balance

		Parent Company		Consolidated
		03/31/2007	12/31/2006	03/31/2007	12/31/2006
	Fiscal
(i)	ICMS tax assessments			358,326	286,093
(ii)	Compensation for tax losses
	and negative contribution base			90,959	89,100
	FUST			77,428	64,525
(iii)	ISS	424	424	49,751	49,622
	INSS (joint responsibility,
	professional fees and indemnifications)	1,978		49,731	46,811
(iv)	ILL			41,693	41,119
	FUNTTEL			33,663	28,151
(v)	Other claims	4	4	96,217	138,510
	Associated judicial deposits (*)			(80,657)	(70,424)
		2,406	428	717,111	673,507
	Labor
(i)	Overtime	624	621	390,850	371,860
(ii)	Claims by outsourced personnel	100	89	299,362	262,223
(iii)	Equal pay/reinstatement	13	12	114,651	111,233
(iv)	Indemnifications	23	23	111,116	106,639
(v)	Risk premium			107,905	121,379
(vi)	Other claims	52	33	170,026	155,543
	Associated judicial deposits (*)			(210,176)	(203,899)
		812	778	983,734	924,978
	Civil
(i)	ANATEL estimates			165,767	159,868
(ii)	Small claims courts			80,659	77,120
(iii)	ANATEL fines			62,263	55,200
(v)	Other claims			267,731	262,938
				576,420	555,126

		3,218	1,206	2,277,265	2,153,611

(*) In accordance with CVM Resolution no 489/2005.

In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, based on the following indices and interest rates:

       Fiscal:     Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

      Labor:      Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

       Civil:       Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

(b)  Breakdown of the claims according to level of risk, net of judicial deposits, as at March 31, 2007 (consolidated)

	Fiscal	Labor	Civil	Total
Probable	717,111	983,734	576,420	2,277,265
Possible	6,393,699	1,071,985	1,967,845	9,433,529
Remote	282,066	1,076,602	707,826	2,066,494

Total	7,392,876	3,132,321	3,252,091	13,777,288

(c)  Summary of changes in the balances of the provisions for legal contingencies

	Parent Company
	Fiscal	Labor	Total

Balance at December 31, 2006	428	778	1,206

Additions, net of reversals	1,978	4	1,982
Write-downs due to settlement
Monetary correction (Note 6)		30	30
Balance at March 31, 2007	2,406	812	3,218

	Consolidated
	Fiscal	Labor	Civil	Total

Balance at December 31, 2006	673,507	924,978	555,126	2,153,611

Additions, net of reversals (a)	47,886	59,420	50,364	157,670
Write-downs due to settlement	(15,111)	(39,033)	(46,348)	(100,492)
Monetary correction (Note 6)	20,282	43,264	17,278	80,824
Transfers	780	1,382		2,162
Associated judicial deposits	(10,233)	(6,277)		(16,510)
Balance at March 31, 2007	717,111	983,734	576,420	2,277,265

(a) The total additions net of reversals, amounting to R$ 157,670, is made up of the cost of the provisions for legal contingencies, to the sum of R$ 141,016 (see Note 5), and the amounts shown in the table below, to the total of R$ 16,654.

 The amounts of the provisions in relation to INCRA, FUST, FUNTTEL and the ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	Consolidated
	03/31/2007	03/31/2006
Payroll:
INCRA	(187)	(189)

Other operating expenses:
FUST	(11,037)	(16,770)
FUNTTEL	(4,861)	(2,820)
ICMS credit in relation to power consumption	(569)	(4,312)
	(16,654)	(24,091)

(d)  Probable contingencies (consolidated)

Fiscal:

(i) ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; (c) assessments relating to non-compliance with obligations regarding access; and (d) assessments regarding the taxation of power consumption. The change that occurred during the period ended on March 31, 2007 relates to new assessments in Rio de Janeiro regarding power consumption, as a result of the repealing of Resolution no 222/2005, which granted the relevant ICMS credit.

(ii) Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative calculation base, when ascertained for the base years prior to and including 1998, offsetting this against 100% of future taxable income. The change that occurred during the period ended on March 31, 2007 relates to monetary correction.

(iii) ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents the portion of the assessments that the company’s legal advisers consider to be liable to the incurring of loss.

(iv) ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, though the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been made as to the criteria for correcting these credits monetarily. The change that occurred during the period ended on March 31, 2007 relates to monetary correction.

(v) Other claims - These largely relate to provisions to cover IPTU tax assessments, amounting to R$ 10,462 (December 31, 2006 – R$ 10,462), sundry tax assessments relating to income tax and social contribution charges, to the sum of R$ 36,330 (December 31, 2006 – R$ 35,282) and provisions for ICMS power consumption credits, totaling R$ 21,343 (December 31, 2006 – R$ 66,855).

Labor:

There has been an increase in the volume of labor lawsuits, as a result of: (a) the impact on staff of the restructuring of previous years, particularly regarding overtime payment; (b) the FGTS contract rescission penalty incentive to recover the inflation differences in relation to the “Verão” and “Collor” economic plans; (c) an increased number of lawsuits due to the knock-on effect of the decommissioning of network maintenance companies whose performance was not up to the quality standards required by the Oi Group. Given that the large majority of the decommissioning took place in the final quarter of 2005, decisions are only now being handed down regarding claims by former employees of the companies decommissioned, thus generating an increase in the amount of the provisions made; and (d) expansion of the jurisdiction of the labor courts following the publication of Constitutional Amendment nº 45.

The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

(i)   Overtime - Claims relating to requests for overtime payment, for work done outside normal working hours.

(ii)   Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

(iii) Equal pay/reinstatement - Represents amounts arising from pay differences among the employees, claimed by those whose receive less pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

(iv) Indemnification - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus provided for in the collective labor agreement.

(v) Risk premium - Reflects the expectation of losses in proceedings relating to demands for an additional risk payment by employees who work in environments that may be considered hazardous, particularly those close to high-voltage electrical installations.

(vi)   Other claims - Refer to a variety of issues relating to requests for additional payment for length of  service, unhealthy working conditions, profit share, night work, and travel expenses, among others. The principal items are shown below:

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Sundry labor fines	5		38,373	36,746
Pension supplement	27	26	28,165	25,912
PIRC – Plan to encourage voluntary contractual rescissions			22,265	18,040
Pay differences			17,697	16,554
Others	20	7	63,526	58,291
	52	33	170,026	155,543

Civil:

(i)   ANATEL estimates - The change in the period to March 31, 2007 is largely due to a R$ 5,899 (March 31, 2006 – R$ 31,689) provision supplement, because of failure to comply with PGMU (General Target Plan for Universal Access) obligations.

(ii)   Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. The change that occurred during the period ended on March 31, 2007 is due to the implementation of a new system, using a different calculation methodology, at all the branch offices, and to an increased number of proceedings settled by payment without reaching an agreement. During the period to March 31, 2007, payments were made in settlement of various of these suits, to the sum of R$ 19,429 (March 31, 2006 - R$ 18,905), offset by new provisions amounting to R$ 22,968 (March 31, 2006 - R$ 43,976).

(iii)   ANATEL fines - The change in the period ended on March 31, 2007 is  mainly the result of monetary correction, amounting to R$ 3,068 (March 31, 2006 – R$ 6,618), a supplementary provision of R$ 17,910 (March 31, 2006 – R$ 10,256) and payments totaling R$ 13,915 (March 31, 2006 – R$ 2,781), due to the updating of the estimated amount of fines arising from all failures to meet quality targets (PGMQ).

(iv)    Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the period ended March 31, 2007 is the result of a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as the re-evaluation of the amounts of the provisions to cover losses arising from lawsuits over the rescission of contracts.

(e)  Possible contingencies (not provided for)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal

The amounts shown are based on the totals of the lawsuits and the tax assessments and notifications, which in many cases are arbitrated, there being no details provided in relation to the infraction. Hence, there may be significant differences in relation to the real amounts under discussion.

ICMS - In July 1999, TMAR was questioned regarding the ICMS tax levied on international calls made from Brazil. The authorities claim that this service is provided from Brazil and should therefore be subject to ICMS. However, this contravenes other legal interpretations, which state that international calls represent a service export, and are therefore exempt from ICMS tax. Moreover, there is doubt as to the responsibility for such payments, should they come to be charged, since TMAR has no revenues corresponding to these services during the period in question.

In February 2000, TMAR obtained a favorable response from the Taxpayers’ Council of Rio de Janeiro, which was reversed by a partially unfavorable judgment from the State Revenue Department (SRE-RJ), which understood that the responsibility for the payment, up to the introduction of the CSP (Provider Selection Code), was TMAR’s. Having taken the issue as far as possible in the administrative sphere, TMAR resorted to legal action, taking out injunctions upon which it obtained favorable decisions, assuring that, even after the introduction of the CSP, in July 1999, the responsibility for tax billing and payments lies with the international long-distance service provider.  TMAR has obtained favorable administrative and judicial decisions in other states, such as Bahia, Minas Gerais and Roraima, regarding the responsibility of the service provider for long distance international services.

Subsequently, having taken the issue from the sphere of the Rio de Janeiro state judiciary to that of the Supreme Court (STJ), the company has obtained unfavorable judgements that have harmed TMAR’s efforts in that state. As a result, though classified as possible risk, the company decided to await an opportune moment to abandon the lawsuits in that state and settle the amount under discussion in one of the amnesties traditionally granted by the Treasury. In November 2006, the company decided to take advantage of one such amnesty by the state of Rio de Janeiro, to drop the lawsuits and pay the amount under discussion, free of fines and interest.

In addition, there are various other ICMS tax assessments, amounting to approximately R$ 1,390,371, most notably the following: (i) ICMS assessments, totaling R$ 714,990, in relation to certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base; (ii) the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance, amounting to approximately R$ 443,484; and (iii) tax assessments relating to non-compliance with access obligations and an alleged lack of certain tax documents, amounting to R$ 2,181.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,123,464, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 415,379 relating to joint liability, the applicable percentage of SAT (Workplace Accident Insurance) and amounts liable to incurring INSS. TMAR has obtained favorable decisions on these issues, including the determining of the SAT to be charged on its services, at the rate of 1%, as sought by the management. Favorable decisions were also obtained ordering acceptance of the documents presented and withdrawal of the joint liability that had been assigned by the INSS.

In July 2005, the INSS issued 24 NFLDs (Tax Debt Notices) against TMAR, for the combined sum of R$ 326,390, which have been contested by the company. This amount is largely made up of:

(i)   Non-collection of social security contribution on amounts paid out as TMAR profit sharing. This payment was made in accordance with the terms of Law nº 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 240,315.

(ii)  Non-collection of social security contribution on amounts paid out as indemnification bonus; child day care benefit; handicapped children’s assistance, etc.. These amounts are, in the understanding of TMAR’s internal and outside advisors, of an indemnificatory nature and, therefore, not liable to incurring said contribution. The amounts involved in this assessment come to a total of R$ 59,945.

(iii) Non-collection of social security contribution on amounts paid to freelancers hired by TMAR. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired, and reported in the specific ancillary social security obligations forms. In the light of this, TMAR’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment amounts to R$ 12,864.

Federal taxes - There are also various tax assessments for income tax, social contribution, PIS, PASEP, COFINS and educational allowance, all relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$ 550,804. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

Moreover, in August 2000, TMAR was assessed by the Federal Internal Revenue Department of Rio de Janeiro, for motives that occurred in 1996, and therefore prior to the privatization. These assessments came to a total of R$ 993,689, in relation to income tax, social contribution, PIS, COFINS and withholding tax. Of the aforementioned sum, approximately R$ 51,000 was registered under the REFIS II program. Once a final decision has been handed down, the remaining amount, for which the maximum risk is considered to be possible, comes to approximately R$ 121,824.

In July 2005, TNL was assessed by the Federal Internal Revenue Department (SRF) for R$ 1,750,419, largely in relation to the corporate transaction carried out by the company in 1998, appropriating the goodwill determined in the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding deduction for tax purposes are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of the investee. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, confirming the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative court, which decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$ 300,000.

On June 30, 2006, the SRF issued an updated tax assessment notice against TMAR, for the sum of    R$ 534,803, of which R$ 59,881 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$ 370,110 is due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and R$ 104,812 relates to inaccuracies on the part of the inspectors in relation to the DCTFs (when compared with the PIS and COFINS specified). The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of losses in this case to be possible.

In November 2006, the SRF issued a tax assessment notice against TNL for the sum of R$ 89,907, in relation to corporate income tax and social contribution that was allegedly due on the appropriation of interest and foreign exchange variations arising from lending operations abroad, as a result of assuming a debt with TNL Trading. The company contested this assessment and obtained a favorable decision in the lower court, which considered the assessment to be unfounded. Based on the assessment of its lawyers, the company’s management considers the chances of incurring losses in this case to be possible.

At the end of December 2006, TMAR received a new assessment, charging the sum of R$ 90,338 in relation to corporate income tax and social contribution. The amount is allegedly due because of: (i) disallowances considered to be inappropriate, in relation to services provided by affiliated companies; (ii) non-deductible expenses in relation to a swap transaction; (iii) compensation for tax losses exceeding the 30% limit, in certain states; (iv) gaining undue benefit by offsetting a Telerj tax loss against the profits of other telecom companies, at the time of the privatization; and (v) inflation income not fully realized at certain affiliates, also at the time of the privatization. TMAR does not agree with the arguments and has presented its defense against the aforementioned assessment.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 1,071,985 (December 31, 2006 – R$ 958,526), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 25,820 lawsuits (December 31, 2006 – 24,683), amounting to a total value of approximately R$ 1,967,845 (December 31, 2006 – R$ 1,807,420). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

23  DEBENTURES

The company’s 12,072 (twelve thousand and seventy-two) simple, non-convertible debentures, with a unit value of R$ 100, making a total of R$ 1,207,200, remunerated according to the variations of the CDI rate, plus 0.7% p.a. and amortized half-yearly since December 2001, were fully redeemed on June 1, 2006, for the sum of R$ 1,309,045.

At an Ordinary General Meeting of the shareholders of TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at March 31, 2007, amounting to R$ 22,355 (December 31, 2006 – R$ 92,868), is amortized half-yearly. The most recent date was March 1, 2007 and the next occasion will be September 1, 2007. TMAR’s Board of Directors approved this operation on March 15, 2006.

24  SHAREHOLDERS’ EQUITY

At an Ordinary General Meeting held on April 11, 2007, approval was given for the allocation of the net profit for the year ended on December 31, 2006, amounting to R$ 1,248,204, as follows: (a) R$ 62,410 to the legal reserve; (b) R$ 1,128,336 to an investment reserve; and (c) the distribution of the remaining R$ 329,962, with R$ 29,997 in dividends and R$ 299,966 as interest on capital, payment of which began on April 20, 2007. The same meeting ratified the payment of the gross amount of R$ 212,044 as interest on capital in lieu of dividends, payment of which began on April 24, 2006.

At an Extraordinary General Meeting of the stockholders of TNL, also held on April 11, 2007, the proposal was approved for the appropriation of interest on capital up to the amount of R$ 600,000, which will be declared over the course of 2007.

The reconciliation of net profit for the period and stockholders’ equity as at March 31, 2007, between the parent company and the consolidated figures, is shown below:

	Net profit for the period	Stockholders’ equity
Parent Company	327,283	9,605,157
Elimination of unrealized profit on the sale of
TNL’s equity stake in Pegasus to TMAR		(43,271)
Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)
Elimination of the goodwill amortization paid by
TMAR in its acquisition of TNL’s equity stake in Pegasus	4,953	84,188
Amortization of the goodwill that TNL held in Pegasus	(2,789)	(47,406)
Elimination of the goodwill amortization paid by
TMAR in its acquisition of TNL’s equity stake in Oi	13,274	203,537
Consolidated	342,721	9,302,211

 25  FINANCIAL INSTRUMENTS

The market exposure of TNL and its subsidiaries stems mainly from changes in foreign exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in reais. In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

(a)  Foreign exchange risk

Approximately 40% (December 31, 2006 - 42%) of the consolidated debt, including debentures and excluding currency swap transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

The sum of the nominal values of the currency swaps and foreign currency investments, as at March 31, 2007, is US$ 1,215,342 thousand (December 31, 2006 - US$ 1,307,858 thousand) for the consolidated figures and US$ 522,836 thousand (December 31, 2006 - US$ 549,609 thousand) for the parent company, providing 84% and 94% cover, respectively, of the foreign exchange risk (December 31, 2006 - 83% and 94%).

 A summary of the position of these transactions is shown below:

	Value of the hedging contracts		Hedging gain (loss)
	03/31/2007	12/31/2006	03/31/2007	03/31/2006
Parent company
Foreign currency investments (i)	631,152	649,514	(18,358	(41,893)
Foreign exchange swaps	440,624	525,308	(39,895)	(101,195)

Consolidated
Foreign currency investments (i)	854,914	879,658	(24,740	(63,259)
Foreign exchange swaps	1,636,690	1,916,213	(138,390)	(360,340)

The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

(i)      Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

(b)  Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate, in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At March 31, 2007, approximately 80% (December 31, 2006 – 80%) of the debt incurred, including debentures, was subject to floating interest rates, and 12% (December 31, 2006 – 13%) was exchanged for fixed rates, by means of swap transactions.

	Value of the hedging contracts		Hedging gain (loss)
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Interest rate swaps:
Parent company	58,190	68,261	(1,654)	(2,213)
Consolidated	719,402	830,071	906	(947)

(c)  Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

(d)    Market value of the financial instruments

With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		03/31/2007
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	1,885,985	1,876,609	6,624,876	6,610,045
(ii)	Investment in marketable securities	631,393	631,393	4,354,969	4,354,969
(ii)	Debentures			2,182,355	2,182,355
(iii)	Direct and indirect investment in TMAR	10,129,337	15,199,226

		12/31/2006
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	1,882,940	1,866,010	7,317,147	7,293,079
(ii)	Investment in marketable securities	686,539	686,539	4,525,427	4,525,427
(ii)	Debentures			2,252,868	2,252,868
(iii)	Direct and indirect investment in TMAR	9,773,105	15,279,992

(i)         The market values of loans & financing and debentures were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of this kind, term and level of risk.

(ii)        The book balances of investments in marketable securities and debentures, at March 31, 2007 and December 31, 2006, are similar to their market values, because they are recorded at their realizable values.

(iii)       The market value of investment in TMAR was calculated based on the closing BOVESPA (São Paulo stock exchange) stock market quotation on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such shares. It should be emphasized that the market value calculated based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

26  EMPLOYEE BENEFITS

(a)  Private pension schemes

SISTEL (Sistel Social Security Foundation) is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to complement the government pension, for the employees and the family members who are linked to the sponsors of SISTEL.

With the statutory alterations approved by the SPC (Supplementary Social Security Department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

TNL and its subsidiary TMAR sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and TNL and its subsidiaries TMAR and Oi sponsor private variable contribution pension plans (TelemarPrev).

Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, the transfer of the administration of the PBS-Telemar and TelemarPrev plans to FASS (Atlantic Social Security Foundation). This foundation was set up by TMAR and was authorized by the SPC, on January 12, 2005, to begin its activities. On February 28, 2005, the process of transferring the administration of the PBS-Telemar and TelemarPrev plans from SISTEL to FASS was completed. SISTEL continues to be responsible for the PBS-A plan.

The Fundação Atlântico de Seguridade Social - FASS, a closed supplementary pensions entity with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

In December 2005, the SPC approved alterations to the regulations of the PBS-Telemar and TelemarPrev benefit schemes, bringing them into line with the requirements of MPS/CGPC Resolution nº 6, of October 30, 2003, and SPC Regulatory Instruction nº 5, of December 9, 2003, with regard to the laws governing deferred proportional benefit, self-sponsorship, redemption and portability).

In December 2006, the SPC approved further alterations to the regulations of TelemarPrev, with a view to simplifying the regulatory text and operating procedures.

(b)  Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and

  Operational, quality and market indicators.

On March 31, 2007, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$ 17,211 (March 31, 2006 – R$ 9,136).

The differences between the amounts of the provisions and those presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, upon their effective payment in 2007.

(c)  Other employee benefits

The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance and group life insurance, with deductions from the payroll made in accordance with the pay scales determined in the collective labor agreements.

(d)  Share option scheme

At an Extraordinary General Meeting of the shareholders, held on April 11, 2007, approval was given for the Share Purchase Option Scheme, which may be seen on the company’s website (www.oi.com.br/ri) and also that of the CVM (www.cvm.gov.br). The scheme will be managed by the Board of Directors, which will from time to time introduce share purchase option programs.
The Share Purchase Option Program for 2007 includes 40 beneficiaries, who are entitled to a total corresponding to up to 1.31% of the subscribed and paid in capital stock, the exercising of which will be effected in four equal annual portions. The exercise price that has been set was based on the weighted average Bovespa quotation in the 30 days immediately preceding the concession date, corrected monetarily according to the IGP-M inflation index.

27  TRANSACTIONS WITH RELATED PARTIES – PARENT COMPANY

Transactions with related parties are carried out over terms, at prices and under other conditions similar to those with third parties. The principal transactions are summarized below:

	03/31/2007
				TNL PCS	Telemar	Telemar
	TMAR	Oi	TNL.Net	Participações	Telecomunicações	Participações	TNL Trading	Total
Assets
Loans to subsidiaries				147,169			25	147,194
Dividends and interest on capital (Note 15)	542,801							542,801
Other assets	9,190							9,190
	551,991			147,169			25	699,185
Liabilities
Loans and financing		182,224	4,222		2,806			189,252
Dividends and interest on capital						59,438		59,438
		182,224	4,222		2,806	59,438		248,690
Revenue
Financial income	9,794			4,498				14,292
Expenses
Financial expenses	(2,475)	(1,837)	(130)		(86)			(4,528)

	12/31/2006
			TNL PCS	Telemar	Telemar
	TMAR	TNL.Net	Participações	Telecomunicações	Participações	Total
Assets
Loans to subsidiaries			142,151			142,151
Dividends and interest on capital (Note 15)	540,240					540,240
Other assets	9,659					9,659
	549,899		142,151			692,050
Liabilities
Suppliers	3,211					3,211
Loans and financing	978	4,133		2,736		7,847
Dividends and interest on capital					53,776	53,776
	4,189	4,133		2,736	53,776	64,834

	03/31/2006
				Telemar
	TMAR	TNL.Net	HiCorp	Telecomunicações	Total
Revenue
Financial income	29,827		16	2,434	32,277
Expenses
Financial expenses		(155)	(4,747)		(4,902)

(a)  Lines of credit opened by the parent company

The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, at a rate corresponding to 104% of the CDI rate (December 31, 2006 – 104% of the CDI rate).

(b)  BNDES loans

In December 1999, some of the sixteen subsidiary operators providing wireline telephony services, that were later absorbed by TMAR, took out loans from BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400,000, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$ 2,700,000, with the contract in local currency bearing interest at the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a group of banks. Banco Itaú and Banco do Brasil led this consortium, which also comprised Banco Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. At March 31, 2007, the balance of this line of credit in the company’s balance sheet stood at R$ 451.8 million (December 31, 2006 - R$ 591.1 million).

During the period December 2003 to March 2007, TMAR and Oi drew down R$ 1,446,104 and R$ 585,000, respectively, in relation to new loan contracts, signed with BNDES in October 2003, September 2004, July 2005, December 2005 and November 2006, for a total of R$ 3,395,772. These funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to TMAR, (see Note 19, item (b), sub-item (ii)).

(c)  Financial investments managed by BB DTVM

TNL has money in an investment fund abroad, amounting to R$ 631,153 (December 31, 2006 – R$ 649,514), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A., companies that are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

28  INSURANCE

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive material damage insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

The assets and responsibility of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), etc.. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

As at March 31, 2007, the insurance policies provided the following cover, according to risk and the nature of the asset:

Consolidated
Type of insurance	Insurance cover

Operational risk and loss of business	800,000
Civil liability - third parties	123,024
Civil liability - vehicles	20,000
Civil liability - general	3,000

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2007	4 - 12/31/2006
1	TOTAL ASSETS	27,464,147	27,590,132
1.01	CURRENT ASSETS	10,424,440	10,374,327
1.01.01	CASH & EQUIVALENT	4,562,533	4,687,248
1.01.02	CREDITS	3,665,409	3,804,499
1.01.03	INVENTORIES	102,356	170,760
1.01.04	OTHER	2,094,142	1,711,820
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,237,780	1,170,091
1.01.04.02	ADVANCES TO EMPLOYEES	19,782	25,369
1.01.04.03	ADVANCES TO SUPPLIERS	226,591	176,950
1.01.04.04	PREPAID EXPENSES	521,411	335,836
1.01.04.05	CREDITS RECEIVBLE	85,000	0
1.01.04.06	OTHER	3,578	3,574
1.02	NON-CURRENT ASSETS	17,039,707	17,215,805
1.02.01	LONG-TERM ASSETS	3,839,745	3,707,494
1.02.01.01	SUNDRY CREDITS	2,466,486	2,416,208
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,185,994	2,135,071
1.02.01.01.02	CREDITS RECEIVBLE	280,492	281,137
1.02.01.02	RELATED PARTIES	9,371	11,123
1.02.01.02.01	SUBSIDIARIES	9,371	11,123
1.02.01.03	OTHER	1,363,888	1,280,163
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,100,524	999,187
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	PREPAID EXPENSES	192,995	211,171
1.02.01.03.04	OTHER	6,577	6,013
1.03	PERMANENT ASSETS	13,199,962	13,508,311
1.03.01	INVESTMENTS	77,608	96,501
1.03.01.02	HOLDINGS IN SUBSIDIARIES	0	0
1.03.01.02	HOLDINGS IN SUBSIDIARIES - PREMIUMS	56,582	75,442
1.03.01.03	OTHER INVESTMENTS	21,026	21,059
1.03.02	PROPERTY, PLANT & EQUIPMENT	11,485,944	11,733,242
1.03.03	INTANGIBLE ASSETS	1,278,375	1,309,222
1.03.04	DEFERRED ASSETS	358,035	369,346

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2007	4 - 12/31/2006
2	TOTAL LIABILITIES	27,464,147	27,590,132
2.01	CURRENT LIABILITIES	5,753,147	5,885,705
2.01.01	LOANS & FINANCING	1,826,497	1,999,000
2.01.02	DEBENTURES	22,355	92,868
2.01.03	SUPPLIERS	1,848,629	1,971,464
2.01.04	TAXES & CONTRIBUTIONS	1,132,582	959,725
2.01.04.01	DEFERRED / PAYABLE TAXES	1,004,059	833,261
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	128,523	126,464
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	555,162	554,395
2.01.06	PROVISIONS FOR LEGAL CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	367,922	308,253
2.01.08.01	PAYROLL & SOCIAL CHARGES / BENEFITS	153,511	138,080
2.01.08.02	THIRD-PARTY CONSIGNMENTS	15,985	21,360
2.01.08.03	OTHER	198,426	148,813
2.02	NON-CURRENT LIABILITIES	10,174,515	10,589,274
2.02.01	LONG-TERM LIABILITIES	10,163,226	10,576,372
2.02.01.01	LOANS & FINANCING	4,798,379	5,318,147
2.02.01.02	DEBENTURES	2,160,000	2,160,000
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	2,277,265	2,153,611
2.02.01.04	RELATED PARTIES	0	0
2.02.01.05	OTHER	927,582	944,614
2.02.01.05.01	DEFERRED / PAYABLE TAXES	72,039	69,167
2.02.01.05.02	REFIS II - TAX REFINANCING PROGRAM	746,522	766,128
2.02.01.05.03	OTHER LIABILITIES	109,021	109,319
2.02.02	UNREALIZED EARNINGS	11,289	12,902
2.03	MINORITY SHAREHOLDINGS	2,234,274	2,155,663
2.04	SHAREHOLDERS` EQUITY	9,302,211	8,959,490
2.04.01	CAPITAL STOCK	4,688,731	4,688,731
2.04.02	CAPITAL RESERVES	25,083	25,083
2.04.03	REVENUE RESERVES	4,245,676	4,245,676
2.04.03.01	LEGAL RESERVE	209,975	209,975
2.04.03.02	REALIZABLE PROFITS RESERVE	0	0
2.04.03.03	OTHER REVENUE RESERVES	4,035,701	4,035,701
2.04.03.03.01	INVESTMENT RESERVE	4,408,967	4,408,967
2.04.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	342,721	0

07.01 - CONSOLIDATED STATEMENTS OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From 01/01/2007 To 03/31/2007	From 01/01/2007 To 03/31/2007	From 01/01/2006 To 03/31/2006	From 01/01/2006 To 03/31/2006
3.01	GROSS SALES REVENUE	6,163,409	6,163,409	5,841,928	5,841,928
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,858,064)	(1,858,064)	(1,786,665)	(1,786,665)
3.03	NET SALES REVENUE	4,305,345	4,305,345	4,055,263	4,055,263
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,334,954)	(2,334,954)	(2,266,028)	(2,266,028)
3.05	GROSS PROFIT	1,970,391	1,970,391	1,789,235	1,789,235
3.06	OPERATING REVENUE/( EXPENSES)	(1,342,032)	(1,342,032)	(1,471,516)	(1,471,516)
3.06.01	SALES	(610,945)	(610,945)	(647,686)	(647,686)
3.06.02	GENERAL & ADMINISTRATIVE	(319,377)	(319,377)	(275,487)	(275,487)
3.06.03	FINANCIAL	(159,520)	(159,520)	(338,389)	(338,389)
3.06.03.01	FINANCIAL INCOME	231,560	231,560	167,192	167,192
3.06.03.02	FINANCIAL EXPENSES	(391,080)	(391,080)	(505,581)	(505,581)
3.06.04	OTHER OPERATING REVENUE	128,651	128,651	121,324	121,324
3.06.05	OTHER OPERATING EXPENSES	(377,086)	(377,086)	(328,964)	(328,964)
3.06.06	EQUITY ADJUSTMENTS	(3,755)	(3,755)	(2,314)	(2,314)
3.07	NET OPERATING INCOME (EXPENSES)	628,359	628,359	317,719	317,719
3.08	NON-OPERATING INCOME/(EXPENSES), NET	2,746	2,746	(4,386)	(4,386)
3.08.01	INCOME	4,126	4,126	2,622	2,622
3.08.02	EXPENSES	(1,380)	(1,380)	(7,008)	(7,008)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	631,105	631,105	313,333	313,333
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(270,517)	(270,517)	(153,100)	(153,100)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	61,062	61,062	40,256	40,256
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(78,929)	(78,929)	(56,004)	(56,004)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	342,721	342,721	144,485	144,485